Mystique Energy Inc.

04030845

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

PROCESSED
JUN 21 2004
THOMSON
FINANCIAL

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
JUN 03 2004
181
WASH. D.C.

2004-05-25

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed the latest press release for Mystique Energy, Inc. and the financial statements for the month ending March 31, 2004.

Should you have any questions regarding these documents please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

MYSTIQUE ENERGY, INC.

Wendy Irvine
Executive Assistant

dlw 6/21

Suite 900 805 - 8th Avenue SW Calgary, Alberta, Canada T2P 1H7
Telephone: (403) 261-3634 Fax: (403) 265-3348
www.mystiqueenergy.ca

MYSTIQUE ENERGY, INC.

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

MYSTIQUE ENERGY, INC.

BALANCE SHEET

	March 31, 2004 (Unaudited)	December 31, 2003 (Restated)
ASSETS		
Current		
Cash	**$ 1,202,060**	$ 893,375
Accounts receivable	**627,846**	295,489
Income tax receivable	**11,625**	11,625
Prepaid expenses and deposits	**23,898**	-
	1,865,429	1,200,489
Restricted Cash (Note 3)	**103,804**	80,711
Property, Plant And Equipment (Note 4)	**1,051,723**	1,038,102
	$ 3,020,956	$ 2,319,302
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**$ 15,000**	$ 15,000
Accounts payable and accrued liabilities	**1,175,694**	1,138,548
Payable to related parties	**15,815**	15,015
	1,206,509	1,168,563
Liability For Asset Restoration	**181,333**	146,272
Future Income Taxes	**135,500**	135,500
	1,523,342	1,450,335
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	**1,525,943**	1,525,943
Subscriptions Received	**542,500**	-
Contributed Surplus	**274,261**	218,188
Deficit	**(845,090)**	(875,164)
	1,497,614	868,967
	$ 3,020,956	$ 2,319,302

Approved by the Directors:

"Victor Luhowy"
Director

"Savi Franz"
Director

MYSTIQUE ENERGY, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended March 31, 2004	2003
	(Unaudited)	(Restated)
Income		
Oil and gas revenue	$ **260,092**	$ 138,415
Transportation costs	**(3,795)**	(1,470)
	256,297	136,945
Royalties net of ARTC	**(21,634)**	-
Other Revenue	**3,480**	320
	238,143	137,265
Expenses		
Production	**45,008**	42,123
Depletion, depreciation and accretion	**56,131**	42,085
General and administrative	**50,857**	66,336
Stock-based compensation	**56,073**	79,630
	208,069	230,174
Net Income (Loss) For The Period	**30,074**	(92,909)
Deficit, Beginning Of Period	**(781,433)**	(888,709)
Retroactive Application Of Change In Accounting Policy (Note 2)	**(93,731)**	7,087
Deficit, Beginning Of Period, As restated	**(875,164)**	(881,622)
Deficit, End Of Period	$ **(845,090)**	$ (974,531)
Income (Loss) Per Share – Basic	$ **0.002**	$ (0.008)
Income (Loss) Per Share – Diluted	$ **0.002**	$ (0.008)
Weighted Average Number Of Shares – Basic	**13,906,718**	11,706,718
Weighted Average Number Of Shares – Diluted	**14,949,523**	11,706,718

MYSTIQUE ENERGY, INC.

STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2004 (Unaudited)	Three Months Ended March 31, 2003 (Restated)
Operating Activities		
Net income (loss) for the period	$ 30,074	$ (92,909)
Add: Items not involving cash:		
Depletion and depreciation	56,131	42,085
Stock-based compensation expense	56,073	79,630
	142,278	28,806
Change in non-cash working capital items:		
Accounts receivable	(332,357)	(925,524)
Accounts payable and accrued liabilities	60,239	1,343,286
Prepaid expenses and deposits	(23,898)	-
	(153,738)	446,568
Financing Activities		
Subscriptions received	542,500	-
Bank indebtedness	-	240,000
Payable to related parties	800	30,000
Cash restricted	(23,093)	-
	520,207	(270,000)
Investing Activities		
Oil and gas property acquisitions	(49,206)	(25,000)
Purchase of capital assets	(8,578)	(48,078)
	(57,784)	(73,078)
Increase In Cash	308,685	103,490
Cash, Beginning Of Period	893,375	288,804
Cash, End Of Period	$ 1,202,060	$ 392,294

MYSTIQUE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

1. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and follow the same accounting policies as for the financial statements for the period ended March 31, 2004 except as noted below. These notes are incremental to, and read in conjunction with, the audited financial statements for the year ended December 31, 2003.

2. CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligation

Effective January 1, 2004, the Corporation has adopted the new standard for asset retirement obligations ("ARO") as set out in the CICA Handbook section 3110. The new standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and charges in the fair value. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the related asset. The liability amount is increased in each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. The revisions to the estimated timing of the cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. The asset retirement cost is capitalized as part of property and equipment and depleted into earnings over time.

The original undiscounted costs are based on engineering estimates using current cost and in accordance with statutory legislation and general industry practice.

The adoption of this standard at January 1, 2004 has increased the asset retirement liability by $58,474 and increased property, plant and equipment by $44,373, net of accumulated depletion. Depletion on the increased asset cost for March 2004 is $2,053.

b) Transportation Costs

Transportation costs have been reclassified in the comparative figures to comply with the presentation adopted in the current quarter.

2. CHANGE IN ACCOUNTING POLICIES (Continued)

c) Stock Based Compensation Plan

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments". This change in accounting policy has been applied retroactively with restatement of prior periods presented.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock is credited to share capital.

As a result of this change, the consolidated financial statements at January 1, 2004 were changed as follows: contributed surplus increased by $79,630 and deficit accumulated decreased by $79,630.

d) Full Cost Accounting

The Company has adopted the requirements of CICA Accounting Guideline 16 - Oil and Gas Accounting – Full Cost, which supplements Accounting Guideline 5. The new guideline, adopted January 1, 2004, had no material impact on the Company's financial statements.

3. RESTRICTED CASH

Cash of $103,904 is held on behalf of Mystique and its partners to be used for site reclamation and restoration of certain property on which a compressor is located.

MYSTIQUE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

4. PROPERTY, PLANT AND EQUIPMENT

	MARCH 31 2003			DECEMBER 31 2002
	COST	ACCUMULATED AMORTIZATION AND DEPLETION	**NET BOOK VALUE**	NET BOOK VALUE
Petroleum and natural gas properties	$ 1,297,689	$ 271,944	**$ 1,025,742**	$ 1,018,951
Other equipment	31,750	5,769	**25,981**	19,151
	$ 1,329,439	$ 277,713	**$ 1,051,723**	$ 1,038,102

5. BANK INDEBTEDNESS

The Company has a bank financing facility to a maximum of $325,000, secured by a charge over all the assets of the Company due on demand with interest at bank prime plus 1½%.

As at March 31, 2004, the Company has drawn $15,000 (2003 - $15,000) under this loan facility.

6. SHARE CAPITAL

a) Authorized

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued Common Shares

	NUMBER	AMOUNT
Balance, December 31, 2003 and March 31, 2004	13,906,718	$ 1,525,943

5. SHARE CAPITAL (Continued)

c) Stock Options

A summary of the changes in stock options for the period ended March 31, 2004 is presented below:

	NUMBER OF SHARES	EXERCISE PRICE
Balance, December 31, 2003	800,000	$ 0.10
Granted January 31, 2004	200,000	0.20
Balance, March 31, 2004	1,000,000	$ 0.10

As at March 31, 2004, the following stock options were outstanding:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE	NUMBER	EXERCISE PRICE
200,000	5.0 years	$ 0.20	200,000	$ 0.20
800,000	4.5 years	$ 0.10	800,000	$ 0.10

During the period ended March 31, 2004, the Company granted 200,000 stock options to officers and directors at an exercise price of $0.20.

The fair value of each option granted is estimated on the grant date using the Black Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 175% (2002 – 194%), weighted average risk free interest rate of 5.25% (2002 – 5.25%) and expected life of two years.

In July 2003 1,000,000 Warrants were issued as part of the private placement which closed in July 2003. Each warrant entitles the holder to acquire 1 additional Common Share for a period of 2 years at an exercise price of $0.25.

6. RELATED PARTY TRANSACTIONS

Amounts due to a director of $15,815 (2003 - $15,015), are without specific terms of repayment and are non-interest bearing.

MYSTIQUE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

7. SUBSEQUENT EVENTS

a) The Company completed a private placement on April 2, 2004 consisting of 2.42 million units priced at $0.25 per unit resulting in net proceeds of $605,000. Each unit consists of one common share and one-half of a warrant. Each warrant will allow the holder to acquire one additional common share at $0.40 per share until April 1, 2006. The hold period of the common shares expires on August 15, 2004.

b) On May 3, 2004 the Company announced its intention to raise up to $2.1 million by way of a private placement of up to 7.5 million units at a price of $0.28 per Unit. Each unit will comprise one common share and one-half share purchase warrant. Each purchase warrant will entitle the holder to acquire one additional common share at a price of $0.45 for a period of two years.

900, 805 – 8 Ave SW
Calgary, AB T2P 1H7
Phone: (403)261.3634
Fax: (403)265.3348

"NOTICE TO READER"

TO THE SHAREHOLDERS OF
MYSTIQUE ENERGY, INC.

We have compiled the Balance Sheet as at March 31, 2004 and the Statement of Loss and Deficit of Cash Flows. These statements were prepared internally and readers are cautioned that the statements may not be appropriate for their purposes.

Signed "Victor Luhowy"
Director / President / CEO

Signed "Savi Franz"
Director / CFO

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF MYSTIQUE ENERGY, INC.

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Audited Financial Statements and notes thereto of Mystique Energy, Inc. ("Mystique" or "the Company") for the period ended March 31, 2004 and 2003. Accordingly, these financial statements include the results of operations and cash flows for three month period month period ended March 31, 2003 and the reader must be aware that historical results are not necessarily indicative of the future performance.

For the purposes of calculating revenues and costs on a per unit basis, natural gas volumes have been converted to barrels of oil equivalent ("boe") using six thousand cubic feet ("mcf") of natural gas equal to one barrel of oil equivalent. This conversion conforms to Canadian Securities Regulators National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

Management's Discussion and Analysis contains the term cash flow from operations and funds from operations, which should not be considered alternative to, or more meaningful than, cash flows from operating activities as determined in accordance with Canadian Generally Accepted Accounting principles ("GAAP") as an indicator of Mystique's performance. Mystique's determination of cash flow from operating activities may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flows from operating activities can be found in the statements of cash flows from the audited financial statement. The Company also presents cash flow per share whereby cash flow from operations is divided by the weighted average number of shares outstanding to determine per share amounts.

For the period ended March 31, 2004, Mystique generated a profit of $30,074, or $0.002 per share, compared to a loss of $92,909 for period ended March 31, 2003.

Cash flow from Operations

	2004		2003	
	$	$/boe	$	$/boe
Gross Revenue (after transportation costs)	259,777	42.91	138,735	46.32
Royalties	(21,634)	(3.57)	0	0
Subtotal	**238,143**	**39.34**	**138,735**	**46.32**
Operating Costs	(45,008)	(7.43)	(43,593)	(14.56)
Operating Netback	**193,135**	**31.90**	**95,142**	**31.77**
General & Administrative Costs	(50,857)	(8.40)	(66,336)	(22.15)
Cash Flow from Operations	**142,278**	**23.50**	**28,806**	**9.62**

Oil, natural gas and natural gas liquids (NGL's) sales averaged 66 barrels of oil equivalent per day ("boepd"), a 100% increase over production sales of 33 boepd during 2003.

During the first quarter average prices received were $44.28 per barrel ("bbl") of oil, $25.99 per bbl of NGL's and $6.81 per mcf of gas resulting in an average price of $42.70 per boe. Average prices received during the first quarter of 2003 were $53.38 per bbl of oil, $38.01 per bbl of NGL's and $6.88 per mcf of gas resulting in an average price of $45.84 per boe. Three quarters of Mystique's production is light oil.

The increase in gross revenues for the first quarter of 2004 compared to the first quarter of 2003 was mainly due to increased production. The increase in cash flow resulted from higher production and reductions in per unit costs of production and general and administrative costs.

Operating costs for the first quarter of 2004 averaged $7.43 per boe, almost one half of the average operating cost of $14.56 per boe during the first quarter of 2003. Unit operating costs have decreased due to the higher production levels while maintaining fixed costs.

General and Administrative ("G&A") costs were reduced by $15,479 for the first quarter of 2004 compared to the same time period in 2003. The main reason for the higher costs in 2003 was the legal costs associated with the purchase of Lanex Resources Inc. On a per unit basis, G&A costs were $8.40 per boe in the first quarter of 2004 compared to $22.15 for the same period of 2003. The decrease is a reflection of increasing efficiencies

associated with the higher production levels. Overhead recoveries from our joint venture partners are a reflection of the activity levels and that Mystique operates its joint venture interests. The Company operates 100% of its interests.

Depletion, amortization and accretion amounted to $9.27 per boe for the first quarter in 2004 as compared to $14.05 per boe in 2003. Accretion expense is the carrying amount of an asset retirement obligation due to the passage of time. Of the total depletion, depreciation and accretion expense for the first quarter, $11,968 relates to the discount on the asset retirement obligation for the first quarter in 2004. The Statement of Operations and Retained Earnings for the first quarter of 2003 has been restated, for comparative purposes, to reflect $18,364 in non-cash accretion expense related to the asset retirement obligation.

Capital Expenditures

During 2004 the Company incurred capital expenditures as follows:

Tangible Completion	32,037
Drilling & Completion	87,399
Production facilities	22,121
Office Furniture	2,070
Total Capital Expenditure	$ 143,267

Liquidity and Capital Reserves

The Company's working capital at the end of the first quarter of 2004 was a surplus of $658,920 compared to $31,926 at the end of 2003. The increase in working capital surplus includes $542,500 of subscriptions received from the private placement announced on March 15th, 2004. An additional $62,500 of proceeds from the private placement were received in April. The bank loan of $15,000 shown outstanding at the end of March 2004 has been paid off in April 2004. The Company has a $325,000 revolving loan facility with the Alberta Treasury Branches.

Corporate Events

The Company closed a private placement offering in the gross amount of $605,000 on April 3, 2004. The issue consisted of 2,420,000 units; each unit was priced at $0.25 and consisted of one common Mystique share plus one-half common share purchase warrant. Each warrant allows the warrant holder to purchase one common Mystique share at $0.25 within two years of the issue date. Proceeds from the issue are being used for general working capital.

Review of Operations

Mystique holds varying working and royalty interests in 13.75 sections of land in the Garrington area of central Alberta.

During the first quarter, Mystique laid plans to reduce operating costs and increase production. The Company received approval from partners and the AEUB to construct a flowline from the 6-6 well to the Mystique operated battery and compression facilities at 6-35. The flowline was constructed at the beginning of the second quarter. This project will reduce operating costs by eliminating the need to truck our production from the well to the 6-35 battery. Solution gas production from the well will now be handled through our compressor at 6-35 thereby eliminated third party transportation and compression fees. Mystique has a 10% working interest in the 6-6 well

Rental equipment at the 4-20 and 6-6 wells were eliminated thereby reducing operating costs starting the second quarter of 2004.

Events Subsequent to March 31, 2004

On May 3, 2004 the Company announced its intention to raise up to $2.1 million by way of a private placement of up to 7.5 million units at a price of $0.28 per unit. Each unit will comprise one common Mystique share and one-half share purchase warrant. Each purchase warrant will entitle the holder to acquire one additional common Mystique share at $0.45 for a period of two years from the date of issuance of the purchase warrant.

Outlook for the Year 2004

Mystique received approvals from partners to workover two wells that should result in increased production. At the 4-20 well, approval was received from the AEUB to commingle the production from the Glauconite and Cardium formations. The well in presently producing only from the Cardium formation situated higher in the well. The workover will remove the bridge plug, that isolates the Glauconite formation situated lower in the well, and allow simultaneous production of both zones. This work will be performed during the second quarter. Mystique has a 50% working interest in the 4-20 well.

Partners in a suspended well located at 10-1 provided approval to our proposal to recomplete the well in the Pekisko formation. This proposal is based on the success that Mystique achieved from deepening the 6-6 well to the Pekisko formation in 2003. This work will be done during the second quarter immediately following completion of the work at the 4-20 well. Mystique holds a 10% working interest in the subject well.

With oil and gas prices continuing to remain at high levels, we are reviewing all of our holdings in the Garrington area for opportunities to increase production from both producing and suspended wells.

Business Risks

Mystique is engaged in the exploration, development and production of crude oil and natural gas. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Operational risks include competition, reservoir performance uncertainties, environmental factors, regulatory, and environment concerns. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, currency exchange rates and cost of goods and services.

Mystique employs highly qualified people, uses operating and business practices, and evaluates all potential and existing wells using up to date technology. Mystique complies with government regulations and environment and safety policies are adhered. Liabilities for future abandonment and restoration costs are assessed and provided annually. Mystique maintains property and liability insurance coverage. The coverage provides a reasonable amount of protection from risk of loss, however not all risks are foreseeable or insurable.

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2002 Mystique adopted the new accounting standard on stock based compensation as presented in the CICA handbook section 3870. The standard requires the recognition of stock based compensation expense for all employees and non-employees using the fair value method.

In 2002 and 2003, options were used at current market value and had no intrinsic value, and as such no compensation was recorded when the options were granted. Consideration paid by employees and directors on the exercise of stock options was credited to share capital.

In November the standard was amended and the Company adopted the new policy on a retroactive basis, with no restatement of prior periods. Accordingly for the first quarter of 2004 the corporation recognized a non-cash compensation expense of $56,073. The Company used the Black-Scholes option pricing model to calculate the fair value of the stock options granted.

Asset Retirement Obligation

The Company has adopted the new standard for "asset retirement obligations" as set out in CICA Handbook section 3110. The standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and or normal use of the asset. The liability must be measured at fair value and subsequently adjusted for the accretion of discount and charges in the fair value.

The adoption of this standard at January 1, 2004 has increased the asset retirement liability by $79,630 and added an asset liability of $79,630. Depletion on the increased asset retirement cost for March 2004 is $2,053.

The accretion expense was applied to expenses in the Statement of Loss and Deficit. The first quarter of 2003 comparative statement of operations and deficit has been restated to reflect $1,150 of accretion expense applied to expenses reduction $3,698 to depletion for the retroactive adoption of the asset retirement obligation standard.

APPROVED BY THE BOARD OF DIRECTORS

Mystique Energy Inc.
900, 805 – 8 Ave SW
Calgary, AB T2P 1H7
Phone: 403.261.3634
Fax: 403.265.3348

DIRECTORS

Burkhard G. Franz, Chairman
Victor M. Luhowy, President, Chief Executive Officer and Director
Savi R. Franz, Chief Financial Officer and Director
Lorraine K. McVean, Director
Brent J. Walter, Corporate Secretary and Director

SUPPORT FIRMS

Legal Counsel
Drummond Phillips & Sevalrud LLP
900, 521 – 3 Ave SW
Calgary, AB T2P 3T3

Bank
Alberta Treasury Branch
239 – 8 Ave SW
Calgary, AB T2P 1B9

Auditors
Morgan & Company
1488 – 700 West Georgia St
Vancouver, BC V7Y 1A1

Reserves Evaluation
McDaniel & Associates Consultants Ltd.
2200, 255 – 5 Ave SW
Calgary, AB T2P 3G6

Investor Relations
Hedlin Lauder Associates Inc.
1830, 330 – 5 Ave SW
Calgary, AB T2P 0L4

MYSTIQUE ENERGY, INC.

News Release — MAY 25, 2004

For Immediate Release:

Mystique Energy, Inc. Announces Financial Results for the First Quarter, 2004 - Doubles Production & Increases Cash Flow Five Times

CALGARY, Alberta (May 25, 2004) – Mystique Energy, Inc. (MYS:TSX) announced its financial results for the three-month period ended March 31, 2004.

Highlights for first quarter of 2004 include:

- Production sales for the first quarter averaged 66 barrels of oil equivalent per day ("boepd" using a 6:1 natural gas to oil conversion ratio), double the production rate of 33 boepd for the first quarter of 2003 and a 6% increase over production sales of 62 boepd during the fourth quarter of 2003.
- Cash flow for the quarter was $142,278 or $0.01 per share compared to cash flow of $28,805 for the same period of 2003.
- Net earnings for the quarter were $30,074 or $0.002 per share compared to a loss of $92,909 for the same period of 2003.
- Working capital surplus at March 31, 2004 of $658,920 and no long term debt.
- Substantial reduction in per unit operating and general and administrative costs from the first quarter of 2003 to the first quarter of 2004.
- The results for 2003 in the financial statements below have been restated in order to provide a proper comparison of results to 2004 when taking into account changes to accounting policies for 2004.

Operations Overview for the First Quarter:

Stable production at Garrington in west-central Alberta, Mystique's core producing area, and strong commodity prices resulted in solid financial results for Mystique. Preparations and approvals were obtained during the quarter to reduce operating costs and increase production. Partner and regulatory approvals were obtained to construct a flowline from the 6-6 well to the Mystique operated 6-35 battery and compressor facilities. Construction of the flowline will reduce operating costs – emulsion trucking costs and third party gas transportation and compression costs. Approvals have been obtained from partners for proposals to workover two wells. At 4-20, a bridge plug isolating the Glauconite formation will be removed to allow simultaneous production with the Cardium zone. At a suspended 10-1 well, the workover will recomplete the well to test and produce the Pekisko formation. All of the above projects will be completed during the second quarter.

MYSTIQUE ENERGY, INC.

BALANCE SHEET

	March 31, 2004 (Unaudited)	December 31, 2003 (Restated)
ASSETS		
Current		
Cash	$ 1,202,060	$ 893,375
Accounts receivable	627,846	295,489
Income tax receivable	11,625	11,625
Prepaid expenses and deposits	23,898	-
	1,865,429	1,200,489
Restricted Cash (Note 3)	103,804	80,711
Property, Plant And Equipment (Note 4)	1,051,723	1,038,102
	$ 3,020,956	$ 2,319,302
LIABILITIES		
Current		
Bank indebtedness (Note 5)	$ 15,000	$ 15,000
Accounts payable and accrued liabilities	1,175,694	1,138,548
Payable to related parties	15,815	15,015
	1,206,509	1,168,563
Liability For Asset Restoration	181,333	146,272
Future Income Taxes	135,500	135,500
	1,523,342	1,450,335
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	1,525,943	1,525,943
Subscriptions Received	542,500	-
Contributed Surplus	274,261	218,188
Deficit	(845,090)	(875,164)
	1,497,614	868,967
	$ 3,020,956	$ 2,319,302

MYSTIQUE ENERGY, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended March 31, 2004 (Unaudited)	Three Months Ended March 31, 2003 (Restated)
Income		
Oil and gas revenue	$ 260,092	$ 138,415
Transportation costs	(3,795)	(1,470)
	256,297	136,945
Royalties net of ARTC	(21,634)	-
Other Revenue	3,480	320
	238,143	137,265
Expenses		
Production	45,008	42,123
Depletion, depreciation and accretion	56,131	42,085
General and administrative	50,857	66,336
Stock-based compensation	56,073	79,630
	208,069	230,174
Net Income (Loss) For The Period	30,074	(92,909)
Deficit, Beginning Of Period	(781,433)	(888,709)
Retroactive Application Of Change In Accounting Policy (Note 2)	(93,731)	7,087
Deficit, Beginning Of Period, As restated	(875,164)	(881,622)
Deficit, End Of Period	$ (845,090)	$ (974,531)
Income (Loss) Per Share – Basic	$ 0.002	$ (0.008)
Income (Loss) Per Share – Diluted	$ 0.002	$ (0.008)
Weighted Average Number Of Shares – Basic	13,906,718	11,706,718
Weighted Average Number Of Shares – Diluted	14,949,523	11,706,718

MYSTIQUE ENERGY, INC.

STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2004 (Unaudited)	Three Months Ended March 31, 2003 (Restated)
Operating Activities		
Net income (loss) for the period	$ 30,074	$ (92,909)
Add: Items not involving cash:		
Depletion and depreciation	56,131	42,085
Stock-based compensation expense	56,073	79,630
	142,278	28,806
Change in non-cash working capital items:		
Accounts receivable	(332,357)	(925,524)
Accounts payable and accrued liabilities	60,239	1,343,286
Prepaid expenses and deposits	(23,898)	-
	(153,738)	446,568
Financing Activities		
Subscriptions received	542,500	-
Bank indebtedness	-	240,000
Payable to related parties	800	30,000
Cash restricted	(23,093)	-
	520,207	(270,000)
Investing Activities		
Oil and gas property acquisitions	(49,206)	(25,000)
Purchase of capital assets	(8,578)	(48,078)
	(57,784)	(73,078)
Increase In Cash	308,685	103,490
Cash, Beginning Of Period	893,375	288,804
Cash, End Of Period	$ 1,202,060	$ 392,294

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in western Canada. For additional information on Mystique, please contact:

Mr. Victor Luhowy
President
Tel: 403.261.3634
Fax: 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca